

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2011

Via E-mail
Mr. Keith Berman, Chief Financial Officer
instaCare Corp.
2660 Townsgate Road
Suite 300
Westlake Village, CA 91361

>   **Re: instaCare Corp.**
>   **Item 4.01 Form 8-K**
>   **Filed March 31, 2011**
>   **File No. 0-33187**

Dear Mr. Berman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please amend your Form 8-K to state the date on which you engaged Seale and Beers, LLC as your new independent auditors. See Item 304(a)(2) of Regulation S-K.

2. We note the inclusion of your letter received from Beckstead and Watts, LLP stating that they will be unable to stand for re-election as your audit firm. Please amend your 8-K to include a letter from Beckstead and Watts, LLP stating whether they agree with your statements made in response to Item 304(a) and, if not, stating the respects in which they do not agree. See Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Dave Walz at (202) 551-3358.

Sincerely,

/s/ Dave Walz

Dave Walz
Staff Accountant